UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended                      December 31, 2002

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from          to

             Commission file number

             A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Onyx Acceptance Corporation

401(k) Savings Plan

             B.     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Onyx Acceptance Corporation
27051 Towne Centre Drive
Suite 100
Foothill Ranch, CA 92610

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Onyx Acceptance Corporation 401(k) Savings Plan

Dated: June 27, 2003	By:	/s/ DON DUFFY Don Duffy Executive Vice President, Chief Financial Officer and Director

Kushner	■	Smith	■	Joanou	■	Gregson

CERTIFIED PUBLIC ACCOUNTANTS

ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Financial Statements
and
Supplementary Information
Years Ended December 31, 2002 and 2001
(With Independent Auditor’s Report Thereon)

Kushner, Smith, Joanou & Gregson, LLP

8105 Irvine Center Dr.	■	Suite 1000	■	Irvine California 92618	■	949-261-2808	■	FAX 949-261-0188

INDEPENDENT AUDITOR’S REPORT
Statements of Net Assets Available for Plan Benefits December 31, 2002 and 2001
Statements of Changes in Net Assets Available for Plan Benifits Years Ended December 31, 2002 and 2001
Notes to Financial Statements December 31, 2002 and 2001
Schedule of Assets Held for Investment Purposes at End of Year December 31, 2002
Schedule of Assets Held for Investment Purposes at End of Year December 31, 2002
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 99.1
EXHIBIT 99.2

Page
Number

Independent Auditor’s Report	1
Statements of Net Assets Available for Plan Benefits - December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Plan Benefits - Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements - December 31, 2002 and 2001	4 - 10
Supplementary Information:
Schedule 1: Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2002	11
Schedule 2: Schedule of Non-Exempt Transactions - December 31, 2002	12

Kushner	■	Smith	■	Joanou	■	Gregson

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR’S REPORT

Participants and Trustees
The Onyx Acceptance Corporation 401(k) Saving Plan

We have audited the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits of the Onyx Acceptance Corporation 401(k) Savings Plan (the Plan), as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan and the changes in net assets available for plan benefits as of and for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of non-exempt transactions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Onyx Corporation 401(k) Savings Plan as of December 31, 2001, were audited by other auditors whose report dated June 18, 2002, expressed an unqualified opinion on those statements.

June 11, 2003

Kushner, Smith, Joanou & Gregson, LLP

8105 Irvine Center Dr.	■	Suite 1000	■	Irvine California 92618	■	949-261-2808	■	FAX 949-261-0188

2

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

ASSETS

	2002	2001

Investments at fair value (Notes 2, 3, and 4)	$3,381,810	$3,605,613
Participant loans receivable	169,128	198,747

Total investments	3,550,938	3,804,360

Contributions receivable
Employer contributions	439,415	409,132
Participant contributions	49,898	89,347

Total receivables	489,313	498,479

Net assets available for plan benefits	$4,040,251	$4,302,839

See accompanying notes to financial statements

3

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Statements of Changes in
Net Assets Available for Plan Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Contributions:
Employer contributions	$439,415	$437,241
Participant contributions	1,214,815	1,339,366
Participant rollovers	18,117	39,733

Total contributions	1,672,347	1,816,340

Investment income:
Participant loan interest	18,344	16,646
Dividend income	—	10,257
Net depreciation in the fair value of investments	(1,297,668)	(369,080)
Other (loss)	(18,005)	—

Total investment (loss)	(1,297,329)	(342,177)

Total additions (deductions)	375,018	1,474,163

Deductions from net assets attributed to:
Benefits paid to participants	622,191	439,384
Corrective distributions	5,598	—
Administrative expenses	9,817	7,765

Total deductions	637,606	447,149

Net increase (decrease)	(262,588)	1,027,014
Net assets available for plan benefits - beginning of year	4,302,839	3,275,825

Net assets available for plan benefits - end of year	$4,040,251	$4,302,839

See accompanying notes to financial statements

4

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Onyx Acceptance Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all of the employees of Onyx Acceptance Corporation and Subsidiaries (the Company) who have completed six months of eligibility service and are at least 21 years old. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The assets of the Plan are held and invested by CNA Trust Company (CNA), acting as trustee, custodian and recordkeeper.

Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees have no U.S. income source, or employed on a temporary basis are eligible to enter the Plan following the completion of the sixth month of employment with the Company, and the employee has reached his or her 21st birthday.

Contributions and Withdrawals - Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer up to the lesser of 20 percent of their eligible compensation or a fixed amount determined annually by the Internal Revenue Service. The Company can make a discretionary matching contribution annually to participants. Currently, the Company matches 50 percent of participant contributions up to the first 6 percent of eligible contributions depending upon the years of service, subject to approval annually by the Board of Directors. For the years ended December 31, 2002 and 2001, the Company made matching contributions of $439,415 and $437,241, respectively. The Company may also make discretionary profit sharing contributions under the Plan. The Company made no discretionary contributions to the Plan for the years ended December 31, 2002 and 2001.

Participants in service may make hardship withdrawals from their accounts upon demonstrating immediate and heavy financial need as defined by provisions of the IRC.

(Note 1 continued on the following page)

5

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting - Participants are vested on their contributions plus earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants:

Years of Service	Vested Benefit Percentage

1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Participant Accounts - Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution, (b) any Company discretionary contribution, and (c) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of discretionary contributions are based on participant account balances. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59-1/2. Participants age 59-1/2 taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

(Note 1 continued on the following page)

6

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants may borrow 50 percent of their vested account balance up to $50,000 at prime plus 1 percent, which range between 5.25 percent and 10.5 percent, with payment of principal and interest made through payroll deductions. A general loan will have a term of 5 years or less and up to 30 years will be allowed for a home loan. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value.

Administrative Expense - Administrative expense, other than certain miscellaneous charges by the Trustee, are paid for by the Company on behalf of the Plan. Payments of administrative expenses on behalf of the Plan constitute exempt party-in-interest transactions, and are not reflected in the Statement of Changes in Net Assets Available for benefits.

Forfeitures - Forfeitures of unvested Plan assets are used to reduce the Company’s contributions and costs of administering the Plan. Total forfeitures at December 31, 2002, were $59,938.

Reclassifications - The financial statements for the year ended December 31, 2001, contain certain reclassifications, which have no effect on changes in net assets available for plan benefits, to conform to the current period presentation at December 31, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

Basis of Presentation - The financial statements have been prepared in compliance with the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Valuation of Investments - Investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is included in the investment’s value. Purchases and sales of securities are recorded on a trade date basis. Dividends are on the ex-dividend date.

(Note 2 continued on the following page)

7

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties - The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the Statements of Net Assets Available for benefits and the Statements of Charges in Net Assets Available for benefits.

NOTE 3 - INVESTMENTS

Investment accounts greater than 5 percent of the Plan net assets as of December 31, 2002 and 2001, are summarized as follows:

	2002	2001

Alliance Technology Fund	$489,146	$605,827
Alliance Worldwide Privatization Fund	292,721	—
Alliance Global Small Cap Fund	206,568	—
Alliance Premier Growth Fund	516,089	592,088
Alliance Growth Fund	374,218	408,236
Alliance Growth & Income Fund	417,395	405,030
Alliance Corporate Bond Portfolio	197,063	—
AFD Exchange Reserves Fund	310,002	335,116
Onyx Acceptance Corp. Common Stock	515,948	629,324

During 2002 and 2001, the Plan’s investments (including, gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,297,668 and $369,080, respectively.

8

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31,	December 31,
	2002	2001

Investments, at fair value:
Onyx Acceptance Corporation Common Stock	$360,407	$437,807

December 31,
2002

Changes in net assets:
Contributions	$408,807
Net realized and unrealized (depreciation) in fair value	(357,445)
Distributions	(128,762)

$(77,400)

NOTE 5 - EMPLOYER STOCK

Participants may invest their contributions into the Onyx Acceptance Stock Fund and are permitted to transfer funds from the Plan’s other investment options into the Onyx Acceptance Stock Fund. Participants may not, however, transfer Company matching or discretionary contributions out of the Onyx Acceptance Stock Fund into any of the Plan’s other funds. At December 31, 2002 and 2001, investments in Onyx Acceptance Corporation common stock comprised 14 percent and 19 percent, respectively, of total net assets available for benefits.

9

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 6 - PARTY-IN-INTEREST

Certain Plan investments are managed by CNA Trust. CNA Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $9,817 and $7,765 for the years ended December 31, 2002 and 2001, respectively.

NOTE 7 - PROHIBITED TRANSACTION

In accordance with Department of Labor regulations, the Plan sponsor is required to remit employee contributions as soon as reasonable, not to exceed fifteen business days after the month in which the participant contribution was withheld by the sponsor. Untimely remittance may constitute a prohibited extension of credit. During the year ended December 31, 2002, there was one instance in which the Plan sponsor remitted employee contributions totaling $12,598 late. The Plan subsequently rectified the situation by paying interest on the late remittances to the affected participants.

NOTE 8 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account balance as of the date of the termination.

NOTE 9 - TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated May 24, 1991. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

10

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net unrealized depreciation in the fair value of investments per the Form 5500 to the financial statements.

Unrealized depreciation of investments per the 5500	$(430,154)
Net (loss) on sale of assets per the 5500	(36,346)
Net investment (loss) from the sale of registered investment companies per the 5500	(831,168)

Net depreciation in the fair value of investments per the financial statements as of December 31, 2002	$(1,297,668)

Schedule 1	11

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2002

EIN #33-0577635
PN #001

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,		Current
	lessor, or similar party	collateral, par or maturity value	Cost	Value

*	CNA Trust	Cash	$—	$62,660
*	CNA Trust	Alliance Technology Fund	—	489,146
*	CNA Trust	Alliance Worldwide Privatization Fund	—	292,721
*	CNA Trust	Alliance Global Small Cap Fund	—	206,568
*	CNA Trust	Alliance Premier Growth Fund	—	516,089
*	CNA Trust	Alliance Growth Fund	—	374,218
*	CNA Trust	Alliance Growth & Income Fund	—	417,395
*	CNA Trust	Alliance Corporate Bond Portfolio	—	197,063
	CNA Trust	AFD Exchange Reserves Fund	—	310,002
**	Onyx Acceptance Corporation	Common Stock	$841,643	515,948
*	Participant Loan	Interest rates range from 5.25% to 10.5% and are collateralized by participant account balances	—	169,128

				$3,550,938

*     A party-in-interest for which a statutory exemption exists.

*     Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

Schedule 1	12

THE ONYX ACCEPTANCE CORPORATION
401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2002

EIN #33-0577635
PN #001
Schedule G, Part III

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Description of
transactions
		including				Expenses
	Relationship	maturity date,				Incurred
	to plan,	rate of interest,				in			Net gain or
	employer or	collateral, par				connection	Cost	Current	(loss) on
Identity of party	other party-	or maturity	Purchase	Selling	Lease	with	of	value of	each
involved	in-interest	value	price	price	rental	transaction	asset	asset	transaction

Loan to employer in
the form of late
Onyx Acceptance	Plan	deposit of employee
Corporation	Sponsor	401(k) deferrals	N/A	N/A	N/A	N/A	N/A	$44	N/A

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Accountants

99.1	Certification of Report by the Chief Executive Officer

99.2	Certification of Report by the Chief Financial Officer